Exhibit 99.3

NEUROCRINE BIOSCIENCES, INC.

2025 EQUITY INCENTIVE PLAN

OPTION GRANT NOTICE

Neurocrine Biosciences, Inc. (the “Company”) has granted to you (“Participant”) an option to purchase the number of shares of Common Stock set forth below (the “Option”) under the Neurocrine Biosciences, Inc. 2025 Equity Incentive Plan (the “Plan”). The Option is subject to all of the terms and conditions set forth in this Option Grant Notice (the “Grant Notice”), the Option Agreement (the “Agreement”) and the Plan, all of which are available by logging into your E*TRADE account and which are incorporated herein in their entirety. Capitalized terms not explicitly defined in this Grant Notice but defined in the Agreement or the Plan will have the meanings set forth in the Agreement or the Plan, as applicable.

Participant:
Date of Grant:
Vesting Commencement Date:
Number of Shares of Common Stock:
Exercise Price (Per Share):
Total Exercise Price:
Expiration Date:

Type of Grant:

You have been granted an Incentive Stock Option. However, due to the $100,000 Rule (as described below), the Option (or a certain portion thereof) may be treated as a Nonstatutory Stock Option. Please log into your E*TRADE account to see the exact details of your grant.

Vesting Schedule:	Subject to Section 2 of the Agreement, the Option will vest as follows: [________].

Exercise Schedule:	Same as Vesting Schedule

Participant Acknowledgements: By your electronic acceptance of the Option via your E*TRADE account, you understand and agree that:

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The Option is governed by this Grant Notice, the Agreement and the Plan, all of which are made a part of this document. Unless otherwise provided in the Plan, this Grant Notice and the Agreement may not be modified, amended or revised except in a writing signed by you and a duly authorized officer of the Company.

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If the Option is an Incentive Stock Option, it (plus other outstanding Incentive Stock Options granted to you) cannot be first exercisable for more than $100,000 in value (measured by exercise price) in any calendar year. Any excess over $100,000 is a Nonstatutory Stock Option. For purposes of this Grant Notice, such rule is referred to as the “$100,000 Rule”.

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Copies of this Grant Notice, the Agreement, the Plan and the Prospectus are available via your E*TRADE account and may be viewed and printed by you. You consent to receive this Grant Notice, the Agreement, the Plan, the Prospectus and any other Plan-related documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

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You have read and are familiar with the provisions of this Grant Notice, the Agreement, the Plan and the Prospectus. In the event of any conflict between the provisions in this Grant Notice, the Agreement or the Prospectus and the provisions of the Plan, the provisions of the Plan will control.

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As of the Date of Grant, this Grant Notice, the Agreement and the Plan set forth the entire understanding between you and the Company regarding the Option and supersede all prior oral and written agreements, promises and/or representations regarding the Option, with the exception of any written employment, offer letter, severance or other agreement, or any written severance plan or policy, in each case that specifies the terms that should govern the Option.

NEUROCRINE BIOSCIENCES, INC.

2025 EQUITY INCENTIVE PLAN

OPTION AGREEMENT

Pursuant to the accompanying Option Grant Notice (the “Grant Notice”) and this Option Agreement (the “Agreement”), Neurocrine Biosciences, Inc. (the “Company”) has granted you an option under the Neurocrine Biosciences, Inc. 2025 Equity Incentive Plan (the “Plan”) to purchase the number of shares of Common Stock set forth in the Grant Notice at the exercise price set forth in the Grant Notice (the “Option”). Capitalized terms not explicitly defined in this Agreement but defined in the Grant Notice or the Plan will have the meanings set forth in the Grant Notice or the Plan, as applicable.

The general terms and conditions applicable to your Option are as follows:

1. GOVERNING PLAN DOCUMENT. Your Option is subject to all the provisions of the Plan, including but not limited to the provisions in:

(a) Section 6 of the Plan regarding the impact of a Capitalization Adjustment, dissolution, liquidation, or Transaction on your Option;

(b) Section 9(f) of the Plan regarding the Company’s and any Affiliate’s (if applicable) retained rights to terminate your Continuous Service notwithstanding the grant of your Option; and

(c) Section 8(c) of the Plan regarding the tax consequences of your Option.

Your Option is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions in this Agreement or the Grant Notice and the provisions of the Plan, the provisions of the Plan will control.

2. VESTING.

(a) Subject to the limitations contained in this Agreement, your Option will vest in accordance with the vesting schedule set forth in the Grant Notice, provided that vesting will cease upon the termination of your Continuous Service, except as otherwise explicitly provided in the Plan (in connection with a Transaction or certain terminations of Continuous Service following such Transaction) or this Agreement.

(b) If you are an Employee or Director, in each case as of the date of termination of your Continuous Service, then in the event of a termination of your Continuous Service due to your death or Disability, your Option will become vested, as of the date of such termination, in accordance with the vesting schedule set forth in the Grant Notice as if you had provided an additional six months of Continuous Service as of the date of such termination.

(c) In the event of your Retirement, your Option will become fully vested as of the date of such Retirement. For purposes of this Agreement, “Retirement” means a termination of your service as an Employee upon or after you have reached age 60 with at least 5 years of Continuous Service, provided that you comply with any other requirements in the Company’s then-current policy regarding Retirement.

(d) If you are a Director as of the date of a Transaction, then in the event of a Transaction during your Continuous Service, your Option will become fully vested as of the date of such Transaction.

3. EXERCISE.

(a) You may generally exercise the vested portion of your Option (and the unvested portion of your Option if permitted by the Grant Notice) for whole shares of Common Stock at any time during its term by delivery of payment of the exercise price and any Withholding Obligation, as set forth in Section 6, and other required documentation to the Plan Administrator in accordance with the exercise procedures established by the Plan Administrator, which may include an electronic submission. Please review Sections 4(i), 4(j) and 7(b)(v) of the Plan, which may restrict or prohibit your ability to exercise your Option during certain periods.

(b) To the extent permitted by Applicable Law, you may pay the exercise price of your Option by cash or check or as follows:

(i) pursuant to a “cashless exercise” program, as provided in Section 4(c)(ii) of the Plan, if at the time of exercise the Common Stock is publicly traded;

(ii) by delivery of already owned shares of Common Stock, as provided in Section 4(c)(iii) of the Plan, if at the time of exercise the Common Stock is publicly traded; or

(iii) subject to approval by the Company and/or the Committee, as applicable, at or prior to the time of exercise, if your Option is a Nonstatutory Stock Option, by a “net exercise” arrangement, as provided in Section 4(c)(iv) of the Plan.

4. TERM. You may not exercise your Option before the commencement of its term or after its term expires. The term of your Option commences on the Date of Grant and expires upon the earliest of the following:

(a) immediately upon the termination of your Continuous Service for Cause;

(b) if you are an Employee as of the date of termination of your Continuous Service, then three months after the termination of your Continuous Service for any reason other than Cause, Disability, death or Retirement;

(c) if you are a Director as of the date of termination of your Continuous Service, then three years after the termination of your Continuous Service for any reason other than Cause;

(d) if you are a Consultant as of the date of termination of your Continuous Service, then 30 days after the termination of your Continuous Service for any reason other than Cause, subject to Section 4(g) below;

(e) if you are an Employee as of the date of termination of your Continuous Service due to your Disability, then 12 months after the date of such termination;

(f) if you are an Employee as of the date of termination of your Continuous Service due to your death, then 18 months after the date of such termination;

(g) 12 months after the date of your Retirement; provided, however, that if you remain in Continuous Service as a Consultant following your Retirement, then Section 4(d) above or this Section 4(g) shall apply, whichever results in a longer period of time for your Option to remain exercisable;

(h) immediately upon a Transaction if the Board has determined that your Option will terminate in connection with such Transaction;

(i) the Expiration Date set forth in the Grant Notice; or

(j) the day before the 10th anniversary of the Date of Grant.

If you are an Employee as of the date of termination of your Continuous Service, then notwithstanding the foregoing, if you die during the period provided in Section 4(b) above, the term of your Option will not expire until the earlier of (i) 18 months after the termination of your Continuous Service, (ii) a Transaction if the Board has determined that your Option will terminate in connection with such Transaction, (iii) the Expiration Date set forth in the Grant Notice, or (iv) the day before the 10th anniversary of the Date of Grant.

In addition, the Post-Termination Exercise Period of your Option may be extended as provided in Section 4(i) of the Plan.

To obtain the federal income tax advantages associated with an Incentive Stock Option, the Code requires that at all times beginning on the date of grant of your Option and ending on the day three months before the date of your Option’s exercise, you must be an employee of the Company or an Affiliate, except in the event of your death or Disability. If the Company provides for the extended exercisability of your Option under certain circumstances for your benefit, your Option will not necessarily be treated as an Incentive Stock Option if you exercise your Option more than three months after the date your employment terminates.

5. TRANSFERABILITY. Except as otherwise provided in Section 4(e) of the Plan, your Option is not transferable, except by will or by the applicable laws of descent and distribution, and is exercisable during your life only by you. Notwithstanding the foregoing, by delivering written notice to the Company, in a form satisfactory to the Company, you may designate a third party who, in the event of your death, will thereafter be entitled to exercise your Option.

6. WITHHOLDING OBLIGATIONS.

(a) As provided in Section 8 of the Plan, at the time you exercise your Option, in whole or in part, or at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations, if any, which arise in connection with your Option (the “Withholding Obligation”) in accordance with the withholding procedures established by the Company.

(b) Upon your request and subject to approval by the Company and/or the Committee, as applicable, and in compliance with any applicable legal conditions or restrictions, the Company may withhold from fully vested shares of Common Stock otherwise issuable to you upon exercise of your Option a number of whole shares of Common Stock with a Fair Market Value on the date of exercise not in excess of the maximum amount of tax that may be required to be withheld by law (or such other amount as may be permitted while still avoiding classification of your Option as a liability for financial accounting purposes).

(c) You may not exercise your Option unless the Withholding Obligation is satisfied. Accordingly, you may not be able to exercise your Option even though your Option is vested, and the Company will have no obligation to issue any shares of Common Stock subject to your Option, unless and until the Withholding Obligation is satisfied. In the event that the amount of the Withholding Obligation was greater than the amount actually withheld by the Company (or an Affiliate, if applicable), you agree to indemnify and hold the Company (and Affiliate, if applicable) harmless from any failure to withhold the proper amount.

7. INCENTIVE STOCK OPTION DISPOSITION REQUIREMENT. If your Option is an Incentive Stock Option, you must notify the Company in writing within 15 days after the date of any disposition of any of the shares of Common Stock issued upon exercise of your Option that occurs within two years after the date of grant of your Option or within one year after such shares of Common Stock are transferred upon exercise of your Option.

8. TRANSACTION. Your Option is subject to the terms of any agreement governing a Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on your behalf with respect to any escrow, indemnities and any contingent consideration.

9. NO LIABILITY FOR TAXES. As a condition to accepting your Option, you hereby (a) agree to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from your Option or other Company compensation and (b) acknowledge that you were advised to consult with your own personal tax, financial and other legal advisors regarding the tax consequences of your Option and have either done so or knowingly and voluntarily declined to do so. Additionally, you acknowledge that your Option is exempt from Section 409A only if the exercise price of your Option is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with your Option. Additionally, as a condition to accepting your Option, you agree to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.

10. SEVERABILITY. If any part of this Agreement, the Grant Notice or the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not invalidate any portion of this Agreement, the Grant Notice or the Plan not declared to be unlawful or invalid. Any Section of this Agreement, the Grant Notice or the Plan (or part of such a Section) so declared to be unlawful or invalid will, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

11. OTHER DOCUMENTS. You hereby acknowledge receipt of or the right to receive a document providing the information required by Rule 428(b)(1) promulgated under the Securities Act, which includes the Prospectus. In addition, you acknowledge receipt of the Company’s Trading Policy.

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